UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kabakoff, David S.
   c/o Dura Pharmaceuticals, Inc.
   7475 Lusk Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Dura Pharmaceuticals, Inc.
   DURA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2-28-98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.001 par val|2-27-9|P   | |1,000             |A  |$25.44     |3,000              |D     |                           |
ue per share               |8     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |68                 |I     |By 401(k) Plan             |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Warrants (right to buy|$54.84  |2-27-|P   | |1,000      |A  |01-01|12-31|Common Stock|250    |$14.63(|            |   |            |
)(1)                  |        |98   |    | |           |   |-00 (|-02  |            |       |3)     |            |   |            |
                      |        |     |    | |           |   |2)   |     |            |       |       |            |   |            |
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Warrants (right to buy|$54.84  |2-27-|P   | |1,000      |A  |01-01|12-31|Common Stock|250    |$14.75(|8,660       |D  |            |
)(1)                  |        |98   |    | |           |   |-00 (|-02  |            |       |3)     |            |   |            |
                      |        |     |    | |           |   |2)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Warrants were issued as a component of Units consisting of one share of Callable Common Stock of Spiros
Development Corporation II, Inc. ("SDCII") and one Warrant to purchase one-fourth of one share of Common Stock of the Issuer (the
"Units").
(2) Warrants are exercisable from 01-01-00 or until such earlier date as the purchase option held by the Issuer to purchase all outstanding Callable Common Stock of SDCII is exercised or expires unexercised (the "Separation
Date"), unless the Separation Date is accelerated because of an Acceleration Event, in which case the Warrants become immediately
exercisable.
(3) The purchase price reflects the full purchase price of the Units described in Footnote (1) above and does not attempt to allocate the purchase price of the securities comprising the
Units.
SIGNATURE OF REPORTING PERSON
/s/ David S. Kabakoff
DATE
March 9, 1998